Exhibit 99(a)(1)(C)

IMPORTANT NEWS - PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BEFORE 9:00 P.M., PACIFIC TIME, ON AUGUST 31, 2010, UNLESS WE EXTEND THE OFFER.

We are pleased to announce the launch of the Stock Option Exchange Program. As an eligible employee, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units (“RSUs”)” as well as the other offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission today (collectively, the “Offering Materials”). The Offering Materials have been provided to you and are also available on the SEC’s website at www.sec.gov and posted on the Human Resources page of our intranet. These materials will help you to understand the risks and benefits of this stock option exchange program and the terms and conditions of our offer.

OPTION EXCHANGE PROGRAM INFORMATION

Below you will find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the Offering Materials provided to you. You have also been provided with a paper election form that contains information about your eligible options and instructions for making an election. If you choose to exchange eligible options for new RSUs, you must complete the paper election form and return it to Michael Macalintal via facsimile at (408) 830-9531 or e-mail at michael.macalintal@siliconimage.com (via PDF or similar imaged document file), before 9:00 p.m., Pacific Time, on August 31, 2010 (the “expiration date”), unless we extend the offer. To obtain additional copies of the paper election form, please send an e-mail request to Michael Macalintal or call (408) 616-4051.

You may change or withdraw your election at any time prior to the expiration date. To change or withdraw your election, you must complete and submit a new paper election form using the procedures described above indicating your new election. Once we receive your new, properly completed election form, any previously submitted election will be disregarded and will be considered replaced in full by the new election. Because any prior election will be disregarded, your new election must indicate all eligible options you wish to exchange, even if they were previously elected for exchange on a previously submitted form. You will be bound by the last properly submitted election form received by us prior to the expiration date.

ELIGIBILITY

You are an eligible employee if you (a) are an employee of Silicon Image who holds options with an exercise price greater than or equal to $6.64 per share; and (b) are employed by Silicon Image on the date the offer commences and remain employed through the expiration date of the offer.

Non-employee members of our board of directors and our named executive officers, including our current chief financial officer, are not eligible to participate in the offer.

EXCHANGE DETAILS

If you participate in the offer, the number of RSUs you receive will depend on the number and exercise price of the options you tender for exchange. Vice presidents of the Company may not tender more than 50% of their eligible options. Therefore, vice presidents are permitted to exchange less than all outstanding eligible options subject to a particular option grant in order to comply with the limitation on their participation in the offer.

We will grant the RSUs following the expiration of the offer, on the trading day immediately after the day on which we cancel the option grants surrendered in the exchange (the “RSU grant date”). We expect the RSU grant date to be September 1, 2010. If the expiration date of the offer is extended, the RSU grant date will be similarly delayed. The RSUs will be granted under the terms of the Company’s 2008 Equity Incentive Plan.

EXCHANGE RATIO

The number of RSUs that you receive will depend on the exercise price of your exchanged option grants, as follows:

Per Share Exercise Price of Eligible Option	RSUs Granted for Exchanged Options
$6.64—$9.00	1 RSU for every 2.90 exchanged options

$9.01—$11.00	1 RSU for every 3.35 exchanged options

$11.01—$14.00	1 RSU for every 4.10 exchanged options

$14.01 and higher	1 RSU for every 5.15 exchanged options

VESTING PERIOD

For vice presidents, the vesting period of all the RSUs received in exchange for eligible options, whether vested or unvested at the time of exchange, will be two years, with 50% vesting on the first anniversary of the RSU grant date and 50% vesting on the second anniversary of the RSU grant date.

All RSUs will begin to vest on the RSU grant date.

HOW TO LEARN MORE

The election period for the Stock Option Exchange Program begins today. There are many things to consider when deciding whether or not to participate in this program. We encourage you to carefully read the Offering Materials before deciding to participate.

Silicon Image and its management make no recommendation as to whether you should participate in the Stock Option Exchange Program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors, as necessary, before deciding whether to participate in this program.

If you have any questions about the program, please call Thao Dinh, our Global Compensation Manager at (408) 616-4144 or e-mail her at thao.dinh@siliconimage.com.

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